Exhibit 99.1

March 24, 2023	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: Kelso Technologies Inc

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 19, 2023
Record Date for Voting (if applicable) :	April 19, 2023
Beneficial Ownership Determination Date :	April 19, 2023
Meeting Date :	June 01, 2023
Meeting Location (if available) :	Kelowna, B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	48826D201	CA48826D2014

Sincerely,

Computershare
Agent for Kelso Technologies Inc